SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ. No. 00.001.180/0001-26

CALL NOTICE

Ordinary and Extraordinary General Meeting

We hereby call on the Shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”) to attend the Ordinary and Extraordinary General Meeting (“OEGM” o “Shareholders Meeting”), to be held completely remotely, pursuant to Article 124, paragraph 2-A, of Law No. 6.404, of December 15, 1976 (“Brazilian Corporate Law”), Article 5, paragraph 2, item I, and Article 28, paragraphs 2 and 3 of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), and Article 18, paragraph 1, of the Company’s Bylaws, to be held on April 26, 2024, at 2:00 pm, through the digital platform Zoom (“Digital Platform”), to resolve on the Agenda below.

Matters to be deliberated at the OGM

1.            To take the accounts of the management, examine, discuss and vote on the Management Report and the Complete Annual Financial Statements of the Company for the fiscal year ending December 31, 2023;

2.            To approve the proposal of the Company's management for the allocation of net income for the fiscal year ending December 31, 2023 and the distribution of dividends; and

3.            To set the maximum annual compensation of the management, the external members of the advisory committees to the Board of Directors and the members of the Fiscal Council (if installed) for the 2024 fiscal year.

Matters to be deliberated at the EGM

4.            To approve the proposed amendment to the Stock Option Plan approved at the Company's Extraordinary General Meeting of December 22, 2022;

5.            To approve the proposed amendment to the Restricted Share Plan approved at the Company's Extraordinary General Meeting of December 22, 2022; and

6.            Pursuant to article 53 of the Company's Bylaws and as approved by the shareholders at the Company's Extraordinary General Meeting held on April 17, 2023, to elect the member of the Board of Directors who will replace Mr. Carlos Eduardo Rodrigues Pereira, whose term of office ends at the 2024 Ordinary and Extraordinary General Meeting, and the new member elected to the position in question will remain in the position until the ordinary general meeting to be held in 2025.

Digital Meeting and Voting Ballot

The Company’s decision to hold the OEGM completely remotely, under the terms of Article 124, paragraph 2-A, of the Brazilian Corporate Law, Article 5, paragraph 2, item I, and Article 28, paragraphs 2 and 3 of CVM Resolution 81, and of Article 18, paragraph 1, of the Company’s Bylaws, aims to facilitate the attendance of Shareholders and others involved in the OEGM. Additionally, Shareholders will be granted the right to attend the OEGM by a Voting Ballot (as defined below), pursuant to Article 26 and following of CVM Resolution 81.

Therefore, the presence of the shareholders at the OEGM may be by means of:

(i)    via a Remote Voting Ballot (“Voting Ballot”), and detailed information on the documents required for remote voting can be found in the Voting Ballot, which can be accessed on the websites mentioned below; and

(ii)   via Digital Platform, in person or by a duly appointed attorney, under the terms of Article 28, paragraphs 2 and 3, of CVM Resolution 81, in which case the shareholder may: (a) attend the OEGM, whether or not he/she has sent in the Voting Ballot; or (b) attend and vote at the OEGM, noting that for the shareholder who has already sent in the Voting Ballot and who, if he/she decides to do so, votes in the OEGM via the Digital Platform, all voting instructions received by means of the Voting Ballot will be disregarded.

The guidelines on the rules of conduct to be adopted at the OEGM will be available on the Digital Platform.

Voting Ballot

Subject to the procedures provided for in CVM Resolution 81, in the Company’s Reference Form and the instructions contained in the Management Proposal for the OEGM, shareholders may exercise their voting rights by filling in and submitting the Voting Ballot made available by the Company on the websites of the Company (https://ri.eletrobras.com/), the Brazilian Securities and Exchange Commission (“CVM”) (https://sistemas.cvm.gov.br/) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (https://www.b3.com.br/pt_br/).

Installation of the Fiscal Council

Eletrobras' Fiscal Council does not operate on a permanent basis. Therefore, in accordance with Article 161, paragraph 2, of the Brazilian Corporate Law, and Article 4 of CVM Resolution No. 70 of March 22, 2022, it will be installed at the request of shareholders representing at least 2% of the voting shares (common shares issued by the Company), or 1% of the non-voting shares (preferred shares class "A" and class "B" issued by the Company), which may be done via Voting Ballot or directly to the Company, by e-mail to assembleiavirtual@eletrobras.com. If established, the Board of Fiscal Council may consist of 3 to 5 actual members and an equal number of alternate members, who may or may not be shareholders, to be elected by the OEGM. Before deciding on the election of the members of the Fiscal Council, the OEGM shall determine the number of vacancies to be filled by candidates.

Election of Members of the Board of Directors

Under the terms of Article 53 of Eletrobras' Bylaws ("Transitional Provision"), the OEGM must elect one (1) member to the Board of Directors who will remain in the position until the end of the term of office of the current members of the Board of Directors (i.e. until the ordinary general meeting is held in 2025). The election in question will take place solely to comply with the Transitional Provision, by electing 1 member to the Board of Directors.

Nominations

Pursuant to Article 37 et seq. of CVM Resolution 81, the request for inclusion of candidates in the Voting Ballot may be made by shareholders representing at least 0.5% of the Company's shares of a given type and must be sent to the Financial and Investor Relations Vice-Presidency, together with the information required by Article 11 of CVM Resolution 81. This request may be sent up to 25 days before the date of the Meeting, i.e. up to 11:59 p.m. on April 1, 2024.

Additional Information

Detailed information on (i) the process of installing the Fiscal Council; (ii) the election of one (1) member of the Board of Directors under the terms of the Transitional Provision; and (iii) the nomination of candidates for full and alternate members of the Fiscal Council and/or the Board of Directors can be found in the Management Proposal for the OEGM.

Access to the Meeting

Shareholders who wish to participate in the OEGM via the Digital Platform must access the website https://qicentral.com.br/m/agoe-eletrobras-2024, fill out your registration form, including setting up a password and attach all documents required for their admissibility to attend and/or vote at the OEGM, at least 2 days in advance to the date designated for the OEGM, that is, by April 24, 2024. The proxy must register with their details on the website https://qicentral.com.br/m/agoe-eletrobras-2024 and indicate each shareholder they will represent and attach the respective documents proving shareholder status and representation.

Subject to the other requirements mentioned in the previous paragraph, if the shareholder or proxy has already registered on the platform, the existing access credentials (e-mail and password) must be used. Detailed guidance on the accreditation process can be found in the Management Proposal for the OEGM.

Required Documents

The following documents will be required from shareholders for qualification, participation and/or voting in the OEGM via the Digital Platform ("Documents Required for Attendance in the OEGM"):

(i)    if an individual, copy of the identification document legally recognized as such, with a recent photo and national validity, as well as within the validity period (if applicable), or if represented by an attorney-in-fact, a copy of the power of attorney signed less than one year ago, together with the attorney-in-fact's official identity document with photo, such attorney-in-fact to be another Shareholder, a director of the Company or a lawyer duly registered with the Brazilian Bar Association (OAB);

(ii)   if a legal entity, (a) up-to-date articles of incorporation of the Shareholder and of the corporate document that elects the representative(s) with sufficient powers to represent it at the OEGM, duly registered with the competent authorities, together with the official identity document with photo of the said representative(s); and (b) if applicable, an instrument (as a power of attorney) duly granted in accordance with the law and/or the Shareholder's articles of association, together with an official identity document with photo of the attorney-in-fact; or

(iii)  if an investment fund a copy of the current and consolidated fund regulations, bylaws or articles of incorporation of the administrator or the fund manager, as the case may be, in compliance with the investment fund voting policy; documents that provides representative powers (corporate documents of election, term(s) of investiture and/or power of attorney); identification document of the legal representative(s) with a recent photo and national validity; and, if applicable, a copy of the instrument (as a power of attorney) granted under the terms of its articles of association and in accordance with the rules of the Brazilian Civil Law, together with the attorney's official identity document with photo.

It is not necessary to send the hard copies of the Shareholder representation documents to the Company's office, nor is it necessary to notarize the signature of the grantor of the power of attorney to represent the Shareholder, registration before the embassy, apostille or sworn translation of all the foreign Shareholder representation documents.

Powers of attorney granted by Shareholders by electronic means will only be admitted if they contain digital certification within the standards of the Brazilian Public Key Infrastructure (ICP-Brasil) system or by another means of proving the source and integrity of the document in electronic form.

Shareholders Representation

The shareholder can be represented at the OEGM:

(i)            if an individual, by an attorney-in-fact constituted less than one year before (who must be a shareholder, Company’s manager or an attorney regularly enrolled with the Brazilian Bar Association);

(ii)   if a legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code; or

(iii)  if an investment fund, by its administrator and/or fund manager, or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code.

Declaration of Membership in a Group of Shareholders

Due to the limitation on the exercise of voting rights set forth in Articles 6 and 7 of the Company's Bylaws (as detailed in the Management Proposal), the Company requests, for the purposes of timely examination of the matter, that the shareholders included in the legal situations contemplated in Article 8 of the Bylaws, as mentioned above, inform which are the members of the group of shareholders up to 2 days prior to the date set for the OEGM, i.e., until 11:59 p.m. on April 24, 2024, by sending the declaration exclusively to the website address: https://qicentral.com.br/m/agoe-eletrobras-2024, specifying the following (“Declaration of Membership in a Group of Shareholders”):

(i)            whether they are part of a voting agreement and whether there are other members of the agreement and their respective corporate interests;

(ii)   whether they are part of an economic group of companies or group of entities with common administration or management or under the same authority; and

(iii)  whether they are represented by the same agent, administrator, or representative in any capacity whatsoever.

The model of Declaration of Membership in a Group of Shareholders is made available by the Company on its website (https://ri.eletrobras.com/informacoes/convocacoes-e-atas/).

The Shareholders who do not fall within the legal situations contemplated in Article 8 of the Company's Bylaws do not need to send the aforementioned statement and the Company will consider that such Shareholders affirm that they are not a member in any "group of shareholders" and that they are responsible for such affirmation, given the informational duty provided for in the Company's Bylaws.

Furthermore, as provided for in Article 8, paragraph 5, of the Company’s Bylaws, the chairman and secretary of the Shareholders meeting may, if they deem necessary, request documents and information from shareholders in order to verify whether a shareholder is a member of a "shareholder group" that may hold 10% or more of the Company's voting capital.

Admissibility Qualification

By providing all the documents to support their admissibility, the shareholders, legal representative(s) or attorney-in-fact, as the case may be, will receive confirmation of their admissibility to attend the OEGM. Pursuant to Article 6, paragraph 3 of CVM Resolution 81, if the shareholders fail to provide the required documents within the period provided for herein and as detailed in the Management Proposal, they will not be allowed to access the Digital Platform.

Information and Documentation

The Management Proposal, along with detailed information on the rules and procedures for attending and/or remote voting at the OEGM, including guidelines for sending the Voting Ballot, as well as all documentation related to the matters to be resolved at the OEGM, pursuant to the Brazilian Corporate Law and the regulations in force, are available on the Company's website (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

Rio de Janeiro, March, 26, 2024.

Vicente Falconi Campos

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.